Absolute Software Named Winner of Two Global InfoSec Awards during RSA Conference 2022
Recognized for ‘Most Comprehensive Endpoint Security’ solution and as a ‘Zero Trust Market Leader’ in 10th Annual Global InfoSec Awards at #RSAC 2022

VANCOUVER, British Columbia and SAN JOSE, Calif. — June 7, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, is proud to announce the company has been named the winner of two Global InfoSec Awards by Cyber Defense Magazine (CDM), the industry’s leading electronic information security magazine:
•Most Comprehensive Endpoint Security
•Market Leader - Zero Trust

Amid the ongoing shift from ‘work from home’ to ‘work from anywhere,’ IT and Security leaders continue to face significant challenges when it comes to balancing the need to protect devices and sensitive data with the need to provide seamless, secure employee access. Absolute is the only endpoint platform embedded in more than half a billion devices, capable of providing a permanent digital connection that intelligently applies visibility, control and self-healing capabilities to endpoints, applications, and network connections. The company’s resilient endpoint and secure access solutions enable more than 16,000 customers to minimize risk exposure and optimize the user experience across their highly distributed, increasingly mobile workforces.

“This recognition from Cyber Defense Magazine serves as further validation that organizations are rethinking their Zero Trust approaches, with a clear focus on resilience,” said Christy Wyatt, President and CEO of Absolute Software. “As our customers navigate this next chapter of hybrid work and continue to face an onslaught of ever-changing security threats, we are committed - and uniquely qualified - to delivering self-healing capabilities they need to ensure maximum security without compromising end user connectivity and productivity.”

“Absolute Software embodies three major features we judges look for to become winners: understanding tomorrow’s threats, today, providing a cost-effective solution and innovating in unexpected ways that can help mitigate cyber risk and get one step ahead of the next breach,” said Gary S. Miliefsky, Publisher of Cyber Defense Magazine.

To see the full list of Global InfoSec Award winners, visit here. To join the virtual red carpet experience at the 2022 #RSAC Conference, visit here.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

About CDM InfoSec Awards
This is Cyber Defense Magazine’s tenth year of honoring InfoSec innovators from around the Globe. Our submission requirements are for any startup, early stage, later stage, or public companies in the INFORMATION SECURITY (INFOSEC) space who believe they have a unique and compelling value proposition for their product or service. Learn more at www.cyberdefenseawards.com
About the Judging
The judges are CISSP, FMDHS, CEH, certified security professionals who voted based on their independent review of the company submitted materials on the website of each submission including but not limited to data sheets, white papers, product literature and other market variables. CDM has a flexible philosophy to find more innovative players with new and unique technologies, than the one with the most customers or money in the bank. CDM is always asking “What’s Next?” so we are looking for best of breed, next generation InfoSec solutions.
About Cyber Defense Magazine
Cyber Defense Magazine is the premier source of cyber security news and information for InfoSec professions in business and government. We are managed and published by and for ethical, honest, passionate information security professionals. Our mission is to share cutting-edge knowledge, real-world stories and awards on the best ideas, products and services in the information technology industry. We deliver electronic magazines every month online for free, and special editions exclusively for the RSA Conferences. CDM is a proud member of the Cyber Defense Media Group. Learn more about us at https://www.cyberdefensemagazine.com and visit https://www.cyberdefensetv.com and https://www.cyberdefenseradio.com to see and hear some of the most informative interviews of many of these winning company executives. Join a webinar at https://www.cyberdefensewebinars.com and realize that infosec knowledge is power.
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Media Relations
Becki Levine
press@absolute.com
858-524-9443

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